
Grupa Hotelowa

Warsaw, 2008-01-11


08000635



ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel

Novotel

Mercure

Ibis

Orbis Hotels

Etap

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed a current report no 2/2008 concerning the dates of submitting periodical financial reports to the Securities and Exchanges' Commission in Warsaw.

Best regards

Marcin Szewczykowski

Member of the Management Board

PROCESSED

FEB 1 4 2008

**THOMSON
FINANCIAL**

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs of the dates in 2008 on which periodical reports will be submitted to the Polish Financial Supervision Authority, the Stock Exchange and the Polish Press Agency (PAP).

Extended quarterly consolidated reports:

Report for the fourth quarter of 2007	February 28, 2008
Report for the first quarter of 2008	May 15, 2008
Report for the second quarter of 2008	August 14, 2008
Report for the third quarter of 2008	November 14, 2008

Extended semi-annual consolidated report:

Report for the semi-annual period of 2008	September 30, 2008

Annual reports:

Annual report for 2007	April 29, 2008
Annual consolidated report for 2007	April 29, 2008

